FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General and Special
Meeting of Shareholders

Toronto, Ontario (May 24, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General and Special Meeting of Shareholders (the “Meeting”).
Results of the Meeting
The Company is reporting the voting results of its Meeting held virtually on Thursday, May 23, 2024. The summary of the results are as follows:

Total Shares Voted	311,400,921
Total Shares Issued and Outstanding	397,904,654
Total Percentage of Shares Voted	78.26%

1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 1, 2024 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	248,281,346	88.46	32,373,578	11.54
David Fleck	214,737,807	76.51	65,917,118	23.49
David Gower	250,982,116	89.43	29,672,810	10.57
Claire M. Kennedy	276,690,714	98.59	3,964,211	1.41
John A. McCluskey	279,466,659	99.58	1,188,266	0.42
Monique Mercier	276,809,925	98.63	3,845,000	1.37
Paul J. Murphy	276,558,586	98.54	4,096,340	1.46
J. Robert S. Prichard	278,448,750	99.21	2,206,175	0.79
Shaun Usmar	279,335,396	99.53	1,319,529	0.47

TRADING SYMBOL: TSX:AGI NYSE:AGI

2.Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	305,534,843	98.12	5,866,078	1.88

3.Amendment to Articles of Incorporation
The resolution approving an amendment to the Company’s articles of incorporation to increase the permitted size of the Board of Directors from ten (10) to twelve (12) directors was passed.

	Vote For	%	Vote Against	%
Articles of Incorporation Amendment	307,541,514	98.76	3,859,400	1.24

4.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	276,150,864	98.40	4,504,059	1.60

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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